UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: September 5, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐         No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Information contained in this Form 6-K report:

Attached hereto as Exhibit 99.1 is a copy of China Security & Surveillance Technology, Inc.’s (the “Company”) unaudited consolidated financial statements as of June 30, 2006 and for the three and six months ended June 30, 2006 and 2005 and the related management discussion and analysis of the Company’s financial condition and results of operation for such periods. The Company’s unaudited interim consolidated financial statements attached hereto have been prepared by the Company’s management and have been reviewed by the Company’s independent registered public accounting firm.

As a foreign private issuer, the Company is exempt from the requirement of providing quarterly financial information. However, in order to educate parties that have an interest in the Company and to increase their ability to understand the Company’s operations, management has decided to provide this financial information to those parties and others that may have interest in the Company in the future. The information contained in Exhibit 99.1 is disclosed purely for informational purposes.

Exhibit No.

Exhibit 99.1
Unaudited consolidated financial statements as of June 30, 2006 and for the three and six-months ended June 30, 2006 and 2005 and related management discussion and analysis of the Company’s financial condition and results of operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: September 5, 2006

By: /s/ Guoshen Tu
Chief Executive Officer

September 5, 2006

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
Expressed in US Dollars

ASSETS

	June 30,	December 31,
	2006	2005
	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$9,618,069	$2,276,915
Accounts receivable, net	15,290,877	11,642,823
Related party receivables	922,214	3,783,198
Inventories, net	8,879,780	5,311,293
Prepayment for consulting services	302,789	-
Deferred cost of goods sold	12,149,710	-
Advances to suppliers	5,166,844	1,492,512
Other receivables	2,155,001	415,455
Deferred tax assets - current portion	823,513	129,712
Total current assets	55,308,796	25,051,908

Plant and equipment, net	1,844,413	1,951,566
Land use rights, net	1,137,273	1,142,182
Intangible assets, net	463,662	511,127
Deferred tax assets - non-current portion	396,505	459,889

Total Assets	$59,150,650	$29,116,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accruals	$1,133,729	$1,839,609
Amount due to a director	70,990	69,646
Taxes payable	913,708	1,115,356
Payable for acquisition of business	87,429	592,846
Deferred income	17,853,121	887,469
Deferred tax liabilities	17,474
Total liabilities (all current)	20,076,451	4,504,926

SHAREHOLDERS' EQUITY
Common stock, $0.01 par value; 100,000,000 shares
authorised 24,524,667 (June 30, 2006) and 21,558,000
(December 31, 2005) shares issued and outstanding	245,247	215,580
Additional paid-in capital	12,674,128	4,494,565
Retained earnings	23,711,713	18,552,610
Suplus reserve fund	1,681,136	803,758
Accumulated other comprehensive income	761,974	545,233
Total shareholders' equity	39,074,198	24,611,746

Total liabilities and shareholders' equity	$59,150,650	$29,116,672

See accompanying notes to consolidated financial statements

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)
Expressed in US Dollars

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005

Revenues	$8,014,810	$5,477,208	$22,609,172	$12,729,441

Cost of goods sold	4,978,063	4,139,282	15,174,982	9,849,515

Gross profit	3,036,747	1,337,926	7,434,190	2,879,926

Selling and marketing	170,896	59,905	293,110	120,440

General and administrative	378,375	306,201	673,062	79,036

Depreciation and amortisation	86,947	125,310	188,793	238,513

Income from operations	2,400,529	846,510	6,279,225	2,441,937

Other income,net	457,743	120,485	699,780	240,721

Income before income taxes	2,858,272	966,995	6,979,005	2,682,658

Income taxes expense (benefit)	321,836	(243,268)	942,524	63,878

Net income	2,536,436	1,210,263	6,036,481	2,618,780

Foreign currency translation gain	597,067	-	216,741	-

Comprehensive income	$3,133,503	$1,210,263	$6,253,222	$2,618,780

Net Income Per Share
Basisc	0.10	0.07	0.26	0.15
Diluted	0.10	0.07	0.26	0.15

Weighted Average Number of Shares
Outstanding
Basic	24,436,755	17,000,000	23,046,766	17,000,000
Dilued	24,621,287	17,000,000	23,139,542	17,000,000

See accompanying notes to consolidated financial statements

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
Expressed in US dollars

					Accumulated	Statutory
			Additional		Other	Surplus
	Common Stock		Paid-in	Retained	Comprehensive	Reserve
	Shares	Par Value	Capital	Earnings	Income	Fund	Total
BALANCE AT DECEMBER 31, 2005	21,558,000	$215,580	$4,494,565	$18,552,610	$545,233	$803,758	$24,611,746
Common stock issued for consulting services	100,000	1,000	349,000	-	-	-	350,000
Common stock issued for acquisition of Yuan Da	200,000	2,000	498,000	-	-	-	500,000
Common shares issued under securities purchase agreement	2,666,667	26,667	7,332,563	-	-	-	7,359,230
Foreign currency translation	-	-	-	-	216,741	-	216,741
Net income for six months ended June 20,2006	-	-	-	6,036,481	-	-	6,036,481
Transfer	-	-	-	(877,378)		877,378
BALANCE AT JUNE 30, 2006	24,524,667	$245,247	$12,674,128	$23,711,713	$761,974	$1,681,136	$39,074,198

See accompanying notes to consolidated financial statements

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC. (UNAUDITED) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US dollars

	Six Months Ended
CASH FLOWS FROM OPERATING ACTIVITIES:	June 30, 2006	June 30, 2005
Net income	$6,036,481	$2,618,780
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	188,793	238,513
Deferred taxes	(625,741)	(666,012)

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(3,555,714)	919,597
Related party receivables	2,890,989	(2,754,866)
Other receivable	(1,736,251)	(969,280)
Prepayment for consulting services	48,837
Inventories	(3,526,363)	(645,227)
Advances to suppliers	(3,662,495)	3,064,203
Deferred cost of goods sold	(12,149,710)

(Decrease) increase in:
Accounts payable and accruals	(720,470)	(1,450,143)
Deferred income	16,958,613	939,453
Tax payable	(210,494)	147,885
Deferred tax liabilities	(17,474)
Net cash (used in) provided by operating activities	(80,999)	1,442,903

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to fixed assets	(1,449)	(139,116)
Net cash used in investing activities	(1,449)	(139,116)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from Issuance of common stock	7,359,230	-
Cash received from directors	792	1,006,806
Net cash provided by financing activities	7,360,022	1,006,806

Effect of exchange rate changes on cash	63,580
Cash and cash equivalents, beginning	2,276,915	33,298

CASH AND CASH EQUIVALENTS, ENDING	$9,618,069	$2,343,891

SUPPLEMENTARY CASH FLOW INFORMATION

Income taxes paid	$940,353	$651,439

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES

Common stock issued for consulting services	$350,000

Common stock issued for acquisition of Yuan Da	$500,000

See accompanying notes to consolidated financial statements.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

PART 1

1. BASIS OF PRESENTATION

The accompanying financial statements, as of June 30, 2006 and for the three months and six months ended June 30, 2006 and 2005, have been prepared by the Company without audit. Pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”) have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's audited annual financial statements for the year ended December 31, 2005.

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

In the opinion of the management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of June 30, 2006, results of operations for the three months and six months ended June 30, 2006 and 2005, and cash flows for the six months ended June 30, 2006 and 2005, have been made. The results of operations for the three months and six months ended June 30, 2006 are not necessarily indicative of the operating results for the full year.

2. SUMMARY OF SELECTED SIGNIFICANT ACCOUNTING POLICIES

(a)	Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(b)	Revenue Recognition and deferred income and cost

The Company derives the bulk of its revenue from the supply and installation of security and surveillance equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21 because the company has not established vendor specific objective evidence of fair value of installation. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

(i)	The security and surveillance equipment is a standard product with minor modifications according to customers’ specifications;

(ii)	Installation does not significantly alter the security and surveillance equipment’s capabilities; and

(iii)	Other companies which possess the relevant licenses are available to perform the installation services.

Accordingly, the portion of the contract price which is not payable until the installation service is completed is deferred until the completion of the installation service and the balance of the contract piece is recognized as revenue upon delivery and acceptance of the security and surveillance equipment by the customers.

Revenue from the outright sale of security and surveillance equipment is recognized when delivery occurs and risk of ownership passes to the customers.

During the three months ended June 30, 2006, the Company signed 32 contracts with customers with a total contract price of approximately $23 million. The Company completed 7 of these contracts before June 30, 2006, thus approximately $17.9 million of the revenue and $12 million of the cost of sales were deferred at June 30, 2006 to the 3rd quarter.

(c)	Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from those estimates.

(d)	Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2006 and 2005. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock warrants, and are determined using the treasury stock method.

3.	INVENTORIES

Inventories consist of the following as of June 30, 2006 and December 31, 2005:

	June 30, 2006	December 31, 2005

Security and surveillance equipment	$8,923,199	$5,354,370

Less: Allowance for obsolete inventories	(43,419)	(43,077)
Inventories, net	$8,879,780	$5,311,293

4.	LAND USE RIGHTS

Land use rights consist of the following as of June 30, 2006 and December 31, 2005:

	June 30, 2006	December 31, 2005

Cost of land use rights	$1,407,975	$1,396,896
Less: Accumulated amortization	(270,702)	(254,714)
Land use rights, net	$1,137,273	$1,142,182

Amortization expense for the three and six months ended June 30, 2006 and 2005 were approximately $7,000, $7,000, $14,000 and $14,000, respectively.

Amortization expense for the next five years and thereafter is as follows:

2006 (remaining 6 months)	$13,934
2007	27,887
2008	27,887
2009	27,887
2010	27,887
2011	27,887
Thereafter	983,904
Total	$1,137,273

5.	INTANGIBLE ASSETS

	June 30, 2006	December 31, 2005

Intangible asset, net	$463,662	$511,127

The Company’s intangible asset represents the value determined by an independent accounting firm attributable to intellectual property pertaining to a surveillance recording system developed by Shenzhen Yuan Da Wei Shi Technology Limited. This intangible asset is being amortized over its useful life of 5 years. Amortization expense for the six months and three months ended June 30, 2006 was $51,300 and $25,700 respectively.

6.	RELATED PARTY RECEIVABLES

The Company has receivables from several companies whose directors and shareholders are common with the Company. All receivables recorded on December 31, 2005 arose from advances made prior to the date of the reverse merger of September 22, 2005 as detailed in note 1 and from the rental of real estate. The receivables were classified as related party receivables on the balance sheets. Since these receivables had no fixed repayment terms, they were classified as non-current assets. However, a significant portion of the balance at December 31, 2005 was repaid. New balances as a result of advances made and the remaining portion of the balance owed at December 31, 2005 have to be repaid in one year and therefore, related party receivables are classified as a current asset on the balance sheet at June 30, 2006. The reconciliation of the related party receivable from the December 31, 2005 balance to the June 30, 2006 balance is as follows:

Related party receivables at December 31, 2005	$4,018,632
Allowance for doubtful accounts	(235,434)
Related party receivables, net, at December 31, 2005	3,783,198
Repayment	(3,373,918)
Addition (primarily rental income)	247,314
Reversal of allowance for doubtful accounts upon collection of amounts owed	235,434
Foreign currency translation gain	30,186
Ending balance at June 30, 2006	$922,214

The Company earned rental income from related parties amounting to $123,364, $119,471, $246,292 and $238,943 for the three and six months ended June 30, 2006 and 2005 respectively.

7.	DUE TO DIRECTOR

The Company has received advances from a director. The advances are non-interest bearing and are repayable upon demand. The balances due to the director were $ 70,990 at June 30, 2006.

8.	ADVANCE PAYMENTS

The Company has made payments to unrelated suppliers in advance of receiving merchandise. The advance payments are meant to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $5,166,844 as of June 30, 2006.

9.	ISSUANCE OF COMMON STOCK

On April 4, 2006, the Company entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Investors”) for the sale of 2,666,667 shares (the “Shares”) of the Company’s common stock at a price of $3.00 per share, or an aggregate total of $7,359,230 (net of issuance costs). Closing under the Agreement also occurred on April 4, 2006.

Pursuant to this Agreement, the Company also issued warrants (the “Warrants”) to these investors to purchase 416,667 shares of its common stock. A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, which is the closing bid price for the Company’s stock as of the date of closing under the Agreement, and a total of 266,667 of the warrants are exercisable at a price of $3.00 per share. All of the warrants have a term of 5 years.

In conjunction with execution of the Agreement, the Company also executed a Registration Rights Agreement under which it is obligated, within 45 days after the closing date, to file a registration statement on Form F-1, or other available form, to register the shares and the shares underlying the Warrants for resale. The Company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 days of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period. This agreement established a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s securities. The Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, both the common stock and warrants are classified as a permanent equity.

10.	SUBSEQUENT EVENTS

(a) Execution and closing of a stock purchase agreement

On July 6, 2006, the Company entered into a definitive Securities Purchase Agreement (the “Security Purchase Agreement”) with certain accredited investors relating to the private placement of 2,675,794 units for an aggregate gross cash purchase price of $12,041,094.

Each unit consists of one share of The Company’s common stock and a warrant to purchase one-fifth of one share of common stock. The exercise price for each whole warrant was originally $5.40. The warrants have a term of five years and include a cashless exercise feature. The units were to be sold under the Securities Purchase Agreement at a price of $4.50 per unit. Under the terms of the Securities Purchase Agreement, all of such funds were required to be placed into escrow by the investors by Friday, July 7, 2006.

The Securities Purchase Agreement was amended on July 30, 2006 and July 31, 2006 and closing under the amended agreement occurred July 31, 2006. The major amendments to the Securities Purchase Agreement include the waiver of a closing condition which permitted the Company to break escrow notwithstanding the fact that the acquisition of a China based surveillance software company ( the “Acquisition”) will not be fully consummated until certain governmental approvals are obtained, the reduction of the purchase price of each unit from $4.50 to $3.50 and the exercise price for each whole warrant from $5.40 to $4.80, and the grant of a put right by the Company to all of the investors which allows the investors to require the Company to repurchase all, but not less than all, of the securities issued under the Securities Purchase Agreement if the Company fails to obtain the necessary governmental approval to consummate the Acquisition on or before December 31, 2006.

Pursuant to the amended Securities Purchase Agreement, the Company sold 4,634,592 units to certain accredited investors for $16.2 million. Each unit consists of one share of common stock and a warrant to purchase one-fifth of one share of common stock. The exercise price for each whole warrant is $4.80. The warrants have a term of five years and include a cashless exercise feature. The units were sold under the Securities Purchase Agreement at a price of $3.50 per unit. Net proceeds to the Company from the sale of all of the units are approximately $14.9 million.

Proceeds from the private placement transaction were to be used for the Acquisition with excess funds being used for general working capital purposes.

Following closing, the Company has a total of 29,159,259 shares issued and outstanding. The number of warrants outstanding after the transaction is 1,343,585. A total of 150,000 of the warrants are exercisable at a price of $3.80 per share, a total of 266,667 of the warrants are exercisable at a price of $3.00 per share, and a total of 926,918 of the warrants are exercisable at a price of $4.80 per share. All of the warrants have a term of 5 years.

In conjunction with execution of the Securities Purchase Agreement, as amended, the Company also executed a Registration Rights Agreement under which it is obligated, within 45 days after the closing date, to file a registration statement on Form S-4, or other available form, to register the Shares and the shares underlying the Warrants for resale. The Company is obligated to use its best efforts to cause the registration statement to be declared effective within 180 of the Closing Date, and may be liable for payment of penalties to the Investors in the event the registration statement is not declared effective within the 180-day period. This agreement established a cap on the payment of liquidated damages equal to a maximum of 10% of the aggregate purchase price of each purchaser’s securities. The Company believes that the maximum 10% payment for liquidated damages reflects a reasonable estimate of the difference in fair values between registered and unregistered shares. As a result, both the common stock and warrants are classified as a permanent equity.

(b) Issuance of Warrants to Rubenstein Investor Relations, Inc

On July 26, 2006, the Company issued to Rubenstein Investor Relations, Inc, (the Company’s IR firm), a warrant to purchase 100,000 shares of the Company’s common stock at $1.85 per share. The warrants are exercisable, in whole or in part through September 13, 2010.

(c) Acquisition of Cheng Feng

On July 7, 2006 the Company entered into a Stock Transfer Agreement relating to the acquisition of 100 percent of the equity of Shanghai Cheng Feng Digital Technology Co., Ltd. (“Cheng Feng”). The acquisition was financed with proceeds from the Company’s private placement of common stock and was closed upon the completion of such capital raise.

The Company agreed to pay consideration of RMB 120 million (approximately $15 million) in exchange for 100% ownership of Cheng Feng, consisting of RMB 60 million (approximately $7.5 million) in cash and RMB 60 million (approximately $7.5 million) in restricted stock of the Company. RMB 2 million (approximately $0.25 million) of the purchase price was paid as a deposit on May 18, 2006. An additional amount of RMB 18 million (approximately $2.25 million) was paid during the month of August, 2006. The balance of the cash portion of the purchase price, RMB 40 million (approximately $5 million), is due upon receipt of the approval of the stock transfer by the Shanghai Industry & Commerce Bureau. The number of shares issuable in satisfaction of the equity portion of the purchase price is 1,331,376. The shares must be issued within 90 days following the receipt of the acquisition approval from the Shanghai Industry & Commerce Bureau.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s financial statements and notes hereto included elsewhere in this 6K. The discussion below contains forward-looking statements reflecting the Company’s views with respect to future events and financial performance. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from the statements. These forward-looking statements are identified by, among other things, the words “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. References to “RMB” are to Renminbi, the legal currency of China, and all references to “$” are to the legal currency of the United States.

Highlights for the Second Quarter of 2006

•	Achieved revenues of $8 million in the second quarter of 2006, up 46.3% over the same quarter of last year.

•
Gross margin was 37.9% in the second quarter of 2006, compared to 24.4% in the same period in 2005. This was due to the increase in the price chargeable to customers due to better brand name and reputation. In addition, due to the increase in purchases, the Company was able to enjoy a higher volume discount from suppliers.

•	Income from operations was $2.4 million in the second quarter of 2006, up from $0.8 million of the same period last year, representing an increase of 183.6%

•	Operating margin was 30.0% in the second quarter of 2006, compared to 15.5% during the same period in 2005.

•	Net income was $2.5 million in the second quarter of 2006, up 109.6% over the same period of last year.

•	Net margin was 31.6% in the second quarter of 2006, compared to 22.1% in the same period in 2005.

•	Basic and fully diluted earnings per share were $0.10.

During the second quarter of 2006, the Company experienced growth in sales. Sales increased from $5.5 million in the second quarter of 2005 to $8.0 million in the current quarter, which represents a 46.3% increase. The increase was mainly due to the following reasons: 1) the entire security and surveillance market in China has been expanding rapidly since the end of 2005. As the population in China in general became wealthier, the demand for security products has also grown. As a result, the demand from various industries and organizations has been increasing significantly; 2) the Chinese government began to require a majority of public places to install security systems. These projects include city-wide surveillance systems, traffic surveillance, critical government locations, cyber cafés, bars and discotheques, etc.; 3) the Company’s strategic efforts to increase its distribution channels from 2004 to 2005 turned out to be a highly successful way to capture the wave of this growth in market demand; and 4) after the Company became a public reporting company in the U.S. through a reverse merger the Company was able to raise sufficient working capital in order to capture more business.

During the second quarter of 2006, the Company signed 32 new contracts. As of June 30, 2006, the Company had completed 7 contracts. During this quarter, the Company completed approximately 70%-80% of the implementation of the remaining 25 contracts. Based on SAB 104, the Company deferred the entire contract revenue for these 25 contracts at June 30, 2006 to the third quarter.

The total value of the contracts signed and in progress in the second quarter was approximately $23 million. $5.7 million of this $23 million was recognized as revenue in the second quarter of 2006. Management expects that the rest of the $17.9 million revenue will be recognized in the third quarter of 2006. The Company achieved $1.5 million revenue from product sales during the current quarter. Approximately, $0.8 million worth of contracts signed in the first quarter of 2006 were recognized in the second quarter. As a result, the total revenue recognized in the second quarter is approximately $8 million.

During the second quarter of 2006, the cost of sales was approximately $5 million. As a result, the gross margin for the period was 37.9%.

During July and August 2006, the Company signed additional new contracts in the amount of approximately $19 million. $13 million of these projects were started or near completion as of August 31, 2006. Management expects very strong third quarter results in both revenue and net income.

RESULTS OF OPERATIONS

Three-month period and six-month period ended June 30, 2006 compared to the same periods ended June 30, 2005.

	(in millions)
	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Security systems and installation	$6.5	$5.2	$19.5	$12.0
Sales of parts	1.5	0.3	3.0	0.7

	$8.0	$5.5	$22.6	$12.7

Revenue for the first half of the year increased from $12.7 million in 2005 to $22.6 million in 2006, an increase of 80%. Such increase was mainly attributable to the factors as discussed above. Our revenue growth in the first quarter of the year was not as significant as that of the second quarter because the first quarter has traditionally been a slower quarter for our Company due to the Chinese New Year holiday. Management expects strong growth to continue for the rest of the year because of the growing market, increase recognition of the brand name CSST, and continuing efforts of distribution channel building.

Cost of goods sold for the second quarter of 2006 totaled $4.98 million, compared to $4.14 million for the same period in 2005, an increase of 20.3%. Components of cost of goods sold in the second quarters of 2006 and 2005 are as follows:

Cost of goods sold for the second quarter of 2006 totaled $4.98 million, compared to $4.1 million of the same period in 2005, an increase of 20.3%. Components of costs of goods sold in the second quarters of 2006 and 2005 are as follows:

	(in millions)
	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Security systems	$3.3	$3.4	$11.6	$8.4
Installation labor	0.1	0.2	0.3	0.5
Sales of parts	1.4	0.3	2.7	0.5
Additional tax	0.2	0.2	0.6	0.4
	$5.0	$4.1	$15.2	$9.8

Labor as a component of cost represented 2% of the total cost of goods sold while security system purchase cost represented 66% for the second quarter of 2006. In the same quarter of 2005, the ratio was 5% and 83%, respectively. Labor as a component of cost represented 1.97% of the total cost of goods sold while security system purchase cost represented 76.3% for the first six months of 2006. In the same period of 2005, the ratio was 5.1% and 85.7%, respectively.

General and administrative expenses for the second quarter of 2006 increased by 23.5% to $0.38 million from $0.31 million for the same period in 2005, primarily due to the hiring of additional staff, increased property tax, research & development costs, and traveling expenses. General and administrative expenses for the first half of 2006 were $0.67 million, compared to $0.08 million in the same period of 2005.

Total selling expenses for the second quarter of 2006 were $0.17 million, compared to $0.06 million in the same period in 2005, up 185%. The increase was mainly due to the hiring of sale staff. Selling expenses for the first half of 2006 were $0.29 million, increased from the $0.12 million of the same period of 2005.

Net income for the second quarter of 2006 was $2.54 million, representing a 109.5% increase from the same period in 2005 mainly due to higher gross purchase margins and the large increase in sales. Gross margins improved significantly during the second quarter of 2006 because of the significant increase in our business volume and hence the size of orders from our vendors. During the first half of 2006, the Company reported revenue of approximately $23 million, with a back-log of approximately $17.9 million. This large growth in revenue helped the Company obtain favorable prices in components from vendors. Therefore, beginning with the second quarter of 2006, the prices of components fell significantly and hence the Company achieved a significantly better gross margin. Management expects this gross margin will continue in the near future. Net income for the first half of 2006 was $6.04 million, an increase of 131% from $2.62 million of the same period of 2005.

Net margin was 31.6% for the second quarter of 2006, 9.5% up from 22.1% for the same period one year ago. Net margin for the first half of 2006 was 27.66%, as compared to 20.45% for the first half of 2005. Improvement of the net margin was due to the combination of increase in sales and more effective cost controls.

Basic and fully diluted earnings per share for the current quarter were $0.10, as compared to the basic and fully diluted earnings per share of $0.07 for the same quarter of 2005. The basic and fully diluted earnings per share for the first half of 2006 was $0.26, compared to the basic and fully diluted earnings per share of $0.15 for the same period of 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006 and December 31, 2005, in the Company had cash and cash equivalent of $9.6 million and $2.3 million, respectively.

In April 2006, the Company completed a private placement of common shares to certain accredited investors whereby the Company raised $8 million in gross proceeds, which left it with approximately $7.36 million in net proceeds after the deduction of offering expenses in the amount of approximately $0.64 million. In July 2006, the Company raised another $16.2 million in gross proceeds from a private placement transaction, a majority portion of net proceeds will be used for the acquisition of Shanghai Cheng Feng Digital Technology Co., Ltd. At the date of this report, the Company does not anticipate any financing activities to be carried out in the near future as Management believes that the cash on hand at June 30, 2006, will be sufficient to finance the Company’s operations for the rest of the year and to cope with the Company’s rapid expansion. However, in the event that the Company identifies other opportunities of acquisition or business operational expansion, the Company may seek further funding.